EXHIBIT 12 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES For Year Ended December 31, 2001 (Dollar Amounts in Thousands)
	West Penn Power Company
	2001	2000	1999	1998	1997
Earnings:
Net income	$109,845	$102,404	$137,600**	$112,620**	$134,665
Fixed charges (see below)	53,384	68,920	73,303	70,274	72,178
Income taxes	54,220	56,297	71,945**	64,509**	76,108
Total earnings	$217,449	$227,621	$282,848**	$247,403**	$282,951
Fixed Charges:
Interest on long-term debt	$48,990	$64,057	$61,729	$61,727	$64,990
Other interest	2,551	2,861	6,995	5,913	4,639
Estimated interest component of rentals	1,843	2,002	4,579	2,634	2,549
Total fixed charges	$53,384	$68,920	$73,303	$70,274	$72,178
Ratio of Earnings to Fixed Charges	4.07	3.30	3.86	3.52	3.92
**Excludes the effect of the extraordinary charge.